Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, September 2, 2020

FAIRFAX ANNOUNCES ACQUISITION OF 1.75% CONVERTIBLE DEBENTURES OF BLACKBERRY LIMITED AFTER REDEMPTION OF EXISTING CONVERTIBLE DEBENTURES

(Note: All dollar amounts in this press release are expressed in U.S. dollars)

Fairfax Financial Holdings Limited (“Fairfax”) (TSX:FFH and FFH.U) announces that it has acquired, through its subsidiaries, ownership and control of $330,000,000 aggregate principal amount of 1.75% unsecured subordinated convertible debentures maturing on November 13, 2023 (the “Debentures”) of BlackBerry Limited (“BlackBerry”) representing approximately 90% of BlackBerry’s private placement (the “Private Placement”) of an aggregate principal amount of $365,000,000 of Debentures that closed today. The Debentures are convertible at the option of the holder into common shares of BlackBerry (“Common Shares”) at a price of $6.00 per Common Share and, therefore, the Debentures purchased by Fairfax’s subsidiaries (the “Purchased Debentures”) are convertible into 55,000,000 Common Shares.

Prior to the redemption thereof by BlackBerry (the “Redemption”), which redemption was completed prior to the Private Placement, Fairfax held, through its subsidiaries, ownership of $500,000,000 aggregate principal amount of 3.75% unsecured subordinated convertible debentures (the “Redeemed Debentures”) of BlackBerry maturing November 13, 2020. The Redeemed Debentures were convertible at the option of the holder into Common Shares at a price of $10.00 per Common Share and, therefore, the Redeemed Debentures held by Fairfax’s subsidiaries (the “Fairfax Redeemed Debentures”) were convertible into 50,000,000 Common Shares. Together with Common Shares already owned by Fairfax and its subsidiaries and assuming full conversion of the Fairfax Redeemed Debentures, Fairfax would have beneficially owned 96,724,700 Common Shares representing, assuming all other Redeemed Debentures were converted, approximately 15.7% of the total Common Shares outstanding or, if no other Redeemed Debentures were converted, approximately 16.0% of the total Common Shares outstanding, each as of August 28, 2020. Had Fairfax not participated in the Private Placement, Fairfax would have beneficially owned, and exercised control or direction over 46,724,700 Common Shares, representing approximately 8.4% of the Common Shares outstanding as of August 28, 2020, and no other securities of BlackBerry.

After the Redemption and Private Placement, Fairfax no longer beneficially owns or has control or direction over the Redeemed Debentures. Fairfax now beneficially owns, and exercises control or direction over, the Purchased Debentures, representing 55,000,000 Common Shares assuming full conversion. Together with Common Shares already owned by Fairfax and its subsidiaries and assuming full conversion of the Purchased Debentures, Fairfax would beneficially own 101,724,700 Common Shares representing, assuming all other Debentures are converted, approximately 16.5% of the total Common Shares outstanding or, if no other Debentures are converted, approximately 16.6% of the total Common Shares outstanding, each as of August 28, 2020.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

In connection with the acquisition of the Purchased Debentures, Fairfax agreed to a “standstill” provision (the “Standstill”) as more particularly described in the early warning report to be filed by Fairfax. Fairfax has acquired the Purchased Debentures for investment purposes, and in the future, it may discuss with management and/or the board of directors of BlackBerry any of the transactions listed in clauses (a) to (k) of item 5 of Form F1 of National Instrument 62-103 – The Early Warning System and Related Take-over Bid and Insider Reporting Issues and, subject to the Standstill, it may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of BlackBerry, in such manner as it deems advisable to benefit from changes in market prices of BlackBerry securities, publicly disclosed changes in the operations of Blackberry, its business strategy or prospects or from a material transaction of BlackBerry.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or directly from Fairfax upon request at the telephone number below.

BlackBerry’s head and registered office address is 2200 University Avenue East Waterloo, Ontario N2K 0A7.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941